SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 28, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES

SIGNATURES

Date:  January 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY TISSUE MAKING LINE TO PROCTER & GAMBLE IN THE USA

(Helsinki, Finland, January 28, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a complete tissue making line to Procter & Gamble plant in Missouri, the USA. The new machine is scheduled to start up in 2004. The value of the order is not disclosed.

The delivery will be a part of the expansion of Procter & Gamble’s operations in Cape Girardeau, Missouri. The start up of the new machine will increase the plant’s annual production capacity of super soft tissue and towel products by 80,000 tons. These products are marketed under Bounty and Charmin brands.

The new Cape Girardeau tissue making line will be the eight tissue machine of the same category Metso Paper has supplied to Procter & Gamble in the United States. In the past three years, Metso Paper has delivered two tissue machines to Cape Girardeau and two to Procter & Gamble’s mill in Meehoopany, Pennsylvania.

Procter & Gamble Company is a world leader in the development, distribution and marketing of consumer brands. The 165-year old company markets nearly 300 brands in more than 160 countries around the world. They have 102,000 employees working in almost 80 countries worldwide. In 2002, the net sales amounted to USD 40 billion.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Ingemar Myrén, Senior Vice President, Tissue Making Lines, Metso Paper
Karlstadt, Sweden, tel. +46 70 517 1483

Leif Forsberg, President, Tissue Making Lines, Metso Paper
Karlstadt, Sweden, tel. +46 70 517 1310

Cai Hellner, Vice President, Tissue Making Lines, Metso Paper USA, Inc.
Atlanta, Georgia, USA, tel. +1 404 353 7175

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.